SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

(Amendment No. 1)

IronNet, Inc.

(Name of Issuer)

Common Stock,

par value $0.0001 per share

(Title of Class of Securities)

46323Q105

(CUSIP Number)

Jesse King

c/o Kleiner Perkins Caufield & Byers

2750 Sand Hill Road, Menlo Park, CA 94025

(650) 233-2750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 46323Q105	13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). KPCB Digital Growth Fund II, LLC (“KPCB DGF II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER.

5,853,150 shares, except that KPCB DGF II Associates, LLC (“Associates”), the managing member of KPCB DGF II, may be deemed to have sole power to vote these shares, and L. John Doerr (“Doerr”), Mary Meeker (“Meeker”), and Theodore Schlein (“Schlein”), the managing members of Associates, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

5,853,150 shares, except that Associates, the managing member of KPCB DGF II, may be deemed to have sole power to dispose of these shares, and Doerr, Meeker, and Schlein, the managing members of Associates, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,853,150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	4.8%
14	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP No. 46323Q105	13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). KPCB Digital Growth Founders Fund II, LLC (“Founders Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER.

148,851 shares, except that Associates, the managing member of Founders Fund, may be deemed to have sole power to vote these shares, and Doerr, Meeker, and Schlein, the managing members of Associates, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

148,851 shares, except that Associates, the managing member of Founders Fund, may be deemed to have sole power to dispose of these shares and Doerr, Meeker, and Schlein, the managing members of Associates, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	148,851
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0.1%
14	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP No. 46323Q105	13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). KPCB DGF II Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER.

6,002,001 shares, of which 5,853,150 are directly owned by KPCB DGF II and 148,851 are directly owned by Founders Fund. Associates, the managing member of KPCB DGF II and Founders Fund, may be deemed to have sole power to vote these shares, and Doerr, Meeker, and Schlein, the managing members of Associates, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

6,002,001 shares, of which 5,853,150 are directly owned by KPCB DGF II and 148,851 are directly owned by Founders Fund. Associates, the managing member of KPCB DGF II and Founders Fund, may be deemed to have sole power to dispose of these shares, and Doerr, Meeker, and Schlein, the managing members of Associates, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,002,001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	4.9%
14	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP No. 46323Q105	13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). L. John Doerr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0 shares.
	8

SHARED VOTING POWER

6,002,001 shares, of which 5,853,150 are directly owned by KPCB DGF II and 148,851 are directly owned by Founders Fund. Doerr, a managing member of Associates, the managing member of KPCB DGF II and Founders Fund, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER 0 shares.
	10

SHARED DISPOSITIVE POWER

6,002,001 shares, of which 5,853,150 are directly owned by KPCB DGF II and 148,851 are directly owned by Founders Fund. Doerr, a managing member of Associates, the managing member of KPCB DGF II and Founders Fund, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,002,001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	4.9%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP No. 46323Q105	13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Mary Meeker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0 shares.
	8

SHARED VOTING POWER

6,002,001 shares, of which 5,853,150 are directly owned by KPCB DGF II and 148,851 are directly owned by Founders Fund. Meeker, a managing member of Associates, the managing member of KPCB DGF II and Founders Fund, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER 0 shares.
	10

SHARED DISPOSITIVE POWER

6,002,001 shares, of which 5,853,150 are directly owned by KPCB DGF II and 148,851 are directly owned by Founders Fund. Meeker, a managing member of Associates, the managing member of KPCB DGF II and Founders Fund, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,002,001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	4.9%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP No. 46323Q105	13D	Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Theodore Schlein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 200,174 shares.
	8

SHARED VOTING POWER

6,002,001 shares, of which 5,853,150 are directly owned by KPCB DGF II and 148,851 are directly owned by Founders Fund. Schlein, a managing member of Associates, the managing member of KPCB DGF II and Founders Fund, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER 200,174 shares.
	10

SHARED DISPOSITIVE POWER

6,002,001 shares, of which 5,853,150 are directly owned by KPCB DGF II and 148,851 are directly owned by Founders Fund. Schlein, a managing member of Associates, the managing member of KPCB DGF II and Founders Fund, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,202,175
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	5.0%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP No. 46323Q105	13D	Page 8 of 15 Pages

Statement on Schedule 13D

This Amendment No. 1 (“Amendment No. 1”) supplements and amends the Schedule 13D that was originally filed on August 26, 2021 (the “Original Schedule 13D”). This Amendment No. 1 relates to the beneficial ownership of common stock, par value $0.0001 per share (“Common Stock”), of IronNet, Inc., a Delaware corporation (“Issuer”), formerly known as LGL Systems Acquisition Corp. This Amendment No. 1 is being filed by KPCB Digital Growth Fund II, LLC, a Delaware limited liability company (“KPCB DGF II”), KPCB Digital Growth Founders Fund II, LLC, a Delaware limited liability company (“Founders Fund”), KPCB DGF II Associates, LLC, a Delaware limited liability company (“Associates”), L. John Doerr (“Doerr”), Mary Meeker (“Meeker”), and Theodore Schlein (“Schlein” and collectively with KPCB DGF II, Founders Fund, Associates, Doerr, and Meeker, the “Reporting Persons”). This Amendment No. 1 is being filed to update the aggregate percentage of the class of securities of the Issuer owned by the Reporting Persons due to dilution caused by the Issuer’s additional sales of Common Stock from time to time since the date of the filing of the Original Schedule 13D. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13D.

ITEM 1.	SECURITY AND ISSUER.

(a)           The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b)           The Issuer’s principal executive offices are located at 6 Waelchli Ave, #7395, Halethorpe, Maryland 22102.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)           The persons and entities filing this Schedule 13D are KPCB DGF II, Founders Fund, Associates, Doerr, Meeker, and Schlein. Associates, the managing member of KPCB DGF II and Founders Fund, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by KPCB DGF II and Founders Fund. Doerr, Meeker, and Schlein, the managing members of Associates, the managing member of KPCB DGF II and Founders Fund, may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by KPCB DGF II and Founders Fund. Schlein may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Schlein.

(b)           The address of the principal place of business for each of the Reporting Persons is c/o Kleiner Perkins Caufield & Byers, 2750 Sand Hill Road, Menlo Park, California 94025.

(c)           The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of KPCB DGF II and Founders Fund is to make investments in private and public companies, and the principal business of Associates is to serve as the managing member of KPCB DGF II and Founders Fund. Doerr, Meeker, and Schlein are the managing members of Associates. Schlein is a member of the board of directors of the Issuer.

(d)           During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           KPCB DGF II, Founders Fund, and Associates are Delaware limited liability companies.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 8, 2015, KPCB DGF II and Founders Fund acquired from IronNet Cybersecurity, Inc. (“Legacy IronNet”) an aggregate 366,300 shares of Series A convertible preferred stock for a purchase price of $40.95 per share, or $15,000,000 in the aggregate.

CUSIP No. 46323Q105	13D	Page 9 of 15 Pages

On April 27, 2018, KPCB DGF II and Founders Fund acquired from Legacy IronNet an aggregate 82,305 shares of Series B-1 convertible preferred stock for a purchase price of $72.90 per share, or $6,000,000 in the aggregate.

On February 5, 2020, KPCB DGF II and Founders Fund acquired from Legacy IronNet an aggregate 68,587 shares of Series B-2 convertible preferred stock for a purchase price of $72.90 per share, or $5,000,000 in the aggregate.

On August 26, 2021 (the “Closing Date”), Legacy IronNet, LGL Systems Acquisition Corp., a Delaware corporation (“LGL”), and LGL Systems Merger Sub Inc., a Delaware corporation (“Merger Sub”), consummated the closing of the transactions contemplated by the Agreement and Plan of Reorganization and Merger, dated March 15, 2021 and as amended August 6, 2021, by and among Legacy IronNet, LGL and Merger Sub (the “Business Combination Agreement”), following their approval at a special meeting of the stockholders of LGL held on August 26, 2021 (the “Special Meeting”).

Pursuant to the terms of the Business Combination Agreement, a business combination of Legacy IronNet and LGL was effected by the merger of Merger Sub with and into Legacy IronNet (the “Merger”), with Legacy IronNet surviving the Merger (the “Surviving Corporation”) as a wholly-owned subsidiary of LGL (the Merger, collectively with the other transactions described in the Business Combination Agreement, the “Business Combination”). Following the consummation of the Merger on the Closing Date, LGL changed its name from LGL Systems Acquisition Corp. to IronNet, Inc.

In connection with the Business Combination, KPCB DGF II and Founders Fund received 5,721,414 shares of Common Stock in exchange for an aggregate of 7,027,840 shares of Legacy IronNet. In addition, KPCB DGF II and Founders Fund may receive, as additional merger consideration, an aggregate of 80,587 shares of Common Stock if the volume weighted average share price of the Issuer’s Common Stock equals or exceeds $13.00 for ten consecutive days during the two year period following the closing of the Business Combination.

In connection with the Business Combination, KPCB DGF II and Founders Fund acquired from the Issuer an aggregate 200,000 shares of Common Stock for $10.00 per share or $2,000,000 in the aggregate.

In connection with the Business Combination, Schlein, on behalf of the Schlein Family Trust, acquired from the Issuer 100,000 shares of Common Stock for $10.00 per share or $1,000,000 in the aggregate.

In connection with the Business Combination, KPCB DGF II and Founders Fund would receive additional shares of the Issuer’s Common Stock, for no additional consideration, if the volume-weighted average closing sale price of one share of the Issuer’s Common Stock was equal to or greater than $13.00 for any ten consecutive trading days occurring after the closing date of the Business Combination. The tenth consecutive trading day was September 10, 2021. Therefore, the KPCB DGF II and Founders Fund’s right to receive the reported shares became fixed and irrevocable as of that date. KPCB DGF II and Founders Fund received an aggregate of 80,587 shares of Common Stock.

On December 7, 2021, the Issuer’s compensation committee approved the grant of 24,000 restricted stock units to Schlein as a non-employee director pursuant to the Issuer’s 2021 Equity Incentive Plan. Of the shares underlying this restricted stock unit award, one-third will vest on August 26 of each of 2022, 2023 and 2024, subject to the reporting person’s continued service with the Issuer as of the applicable date.

On July 14, 2022, pursuant to the Issuer’s non-employee director compensation policy, Schlein was awarded a number of restricted stock units equal to $180,000 divided by $2.363, the average closing price of the Issuer’s Common stock for the 10 trading days preceding the date of the annual meeting, for a total of 76,174 shares of Common Stock. The shares underlying this restricted stock award will vest July 14, 2023 or the date of the next annual meeting of stockholders, in either case subject to the reporting person’s continuous service with the Issuer through such vesting date.

The source of the funds for all purchases by KPCB DGF II and Founders Fund was from working capital. Certain purchases by KPCB DGF II and Founders Fund were made using their working capital funded partially through a line of credit with Silicon Valley Bank in the normal course of business and then paid down from the proceeds from investor capital calls.

Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

CUSIP No. 46323Q105	13D	Page 10 of 15 Pages

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)        Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 121,506,784 shares of Common Stock reported to be outstanding as of the Closing Date on the Issuer’s Form 10-Q, filed with the Securities Exchange Commission for the period ending on October 31, 2023.

(c)            Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d)           Under certain circumstances set forth in the limited liability company agreements of KPCB DGF II, Founders Fund, and Associates, the members of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a member.

(e)            As of December 31, 2023, the Reporting Persons ceased to be the beneficial owner of more than five percent of Common Stock.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As described above, on the Closing Date, a number of purchasers (each, a “Subscriber”), including KPCB DGF II, Founders Fund, and Schlein, purchased from the Company an aggregate of 12,500,000 shares of Company common stock (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $125.0 million, pursuant to separate subscription agreements entered into effective as of March 15, 2021 (each, a “Subscription Agreement”). Pursuant to the Subscription Agreements, the Issuer granted certain registration rights to the Subscribers with respect to the PIPE Shares. The sale of the PIPE Shares was consummated concurrently with the closing of the Business Combination. A description of the Subscription Agreements is included in the Proxy Statement/Prospectus of the Issuer in the section titled “Proposal No. 1-The Business Combination Proposal-Related Agreements-Subscription Agreements” on page 95 of the Proxy Statement/Prospectus. The foregoing description of the Subscription Agreements is a summary only and is qualified in its entirety by the full text of the Form of PIPE Subscription Agreement, a copy of which is attached to the Issuer’s Form 8-K, filed with the Securities Exchange Commission on September 1, 2021 as Exhibit 10.1, which is incorporated herein by reference.

In connection with the Business Combination, the Issuer and certain stockholders, officers and directors of Legacy IronNet, including KPCB DGF II, Founders Fund, and Schlein, entered into a Lock-Up Agreement (each, a “Lock-Up Agreement”) pursuant to which they have agreed not to dispose of their shares of Issuer common stock for a period of 180 days following the Business Combination, subject to customary carve-outs. Such Lock-Up Agreement is described more fully in the Issuer’s Proxy Statement/Prospectus and is incorporated by reference herein.

CUSIP No. 46323Q105	13D	Page 11 of 15 Pages

On the Closing Date, that certain Registration Rights Agreement, dated November 6, 2019, was amended and restated, and certain persons and entities receiving shares of Issuer common stock pursuant to the Business Combination Agreement and certain persons and entities holding securities of LGL prior to the Closing entered into the Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), including KPCB DGF II, Founders Fund, and Schlein. The terms of the A&R Registration Rights Agreement are described in the Proxy Statement/Prospectus in the section titled “Proposal No. 1-The Business Combination Proposal-Related Agreements-Registration Rights Agreement” on page 95 of the Proxy Statement/Prospectus. A copy of the A&R Registration Rights Agreement is attached to the Issuer’s Form 8-K, filed with the Securities Exchange Commission on September 1, 2021 as Exhibit 10.2, which is incorporated herein by reference.

On the Closing Date, the Issuer entered into indemnification agreements with each of its directors and executive officers, including the amendment and restatement of the existing indemnification agreements of two directors of the Issuer who were directors of LGL prior to the Business Combination. These indemnification agreements require the Issuer to indemnify its directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of the Issuer’s directors or executive officers or any other company or enterprise to which the person provides services at the Issuer’s request. The foregoing description of the indemnification agreements is qualified in its entirety by the full text of the form of indemnification agreement, a copy of which is attached to the Issuer’s Form 8-K, filed with the Securities Exchange Commission on September 1, 2021 as Exhibit 10.3, which is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing
EXHIBIT B	Power of Attorney
EXHIBIT C	Form of PIPE Subscription Agreement, a copy of which is attached to the Issuer’s Form 8-K, filed with the Securities Exchange Commission on September 1, 2021 as Exhibit 10.1, and is incorporated herein by reference.
EXHIBIT D	A&R Registration Rights Agreement, a copy of which is attached to the Issuer’s Form 8-K, filed with the Securities Exchange Commission on September 1, 2021 as Exhibit 10.2, and is incorporated herein by reference.
EXHIBIT E	Form of Indemnification Agreement, a copy of which is attached to the Issuer’s Form 8-K, filed with the Securities Exchange Commission on September 1, 2021 as Exhibit 10.3, and is incorporated herein by reference
EXHIBIT F	Form of Lock-up Agreement (incorporated by reference to Exhibit B to Exhibit 2.1 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on March 15, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

KPCB DIGITAL GROWTH FUND II, LLC, a Delaware limited liability company By KPCB DGF II Associates, LLC, a Delaware limited liability company its Managing Member
By:	/s/ Susan Biglieri
Susan Biglieri
Attorney-in-Fact

KPCB DIGITAL GROWTH FOUNDERS FUND II, LLC, a Delaware limited liability company By KPCB DGF II Associates, LLC, a Delaware limited liability company its Managing Member
By:	/s/ Susan Biglieri
Susan Biglieri
Attorney-in-Fact

KPCB DGF II ASSOCIATES, LLC, a Delaware limited liability company
By:	/s/ Susan Biglieri
Susan Biglieri
Attorney-in-Fact

L. JOHN DOERR
By:	/s/ Susan Biglieri
Susan Biglieri
Attorney-in-Fact

MARY MEEKER
By:	/s/ Susan Biglieri
Susan Biglieri
Attorney-in-Fact

THEODORE SCHLEIN
By:	/s/ Susan Biglieri
Susan Biglieri
Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description

EXHIBIT A	Agreement of Joint Filing
EXHIBIT B	Power of Attorney
EXHIBIT C	Form of PIPE Subscription Agreement, a copy of which is attached to the Issuer’s Form 8-K, filed with the Securities Exchange Commission on September 1, 2021 as Exhibit 10.1, and is incorporated herein by reference.
EXHIBIT D	A&R Registration Rights Agreement, a copy of which is attached to the Issuer’s Form 8-K, filed with the Securities Exchange Commission on September 1, 2021 as Exhibit 10.2, and is incorporated herein by reference.
EXHIBIT E	Form of Indemnification Agreement, a copy of which is attached to the Issuer’s Form 8-K, filed with the Securities Exchange Commission on September 1, 2021 as Exhibit 10.3, and is incorporated herein by reference
EXHIBIT F	Form of Lock-up Agreement (incorporated by reference to Exhibit B to Exhibit 2.1 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on March 15, 2021).

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of IronNet, Inc. shall be filed on behalf of each of the undersigned. Note that a copy of the applicable Agreement of Joint Filing is already on file with the appropriate agencies.

exhibit B

Power of Attorney

Susan Biglieri has signed this Schedule 13D as Attorney-in-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.